Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that due to adjustment of work arrangements, Mr. Luo Zhaohui has tendered his resignation to the board of supervisors of the Company (the “Board of Supervisors”) in respect of his position as a Non-employee Representative Supervisor of the Company with effect from 22 July 2020.

Mr. Luo Zhaohui has confirmed that he has no disagreement with the Board of Supervisors and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Luo Zhaohui for his contribution to the Company during his tenure of service.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 23 July 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie